Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-193834
Supplement dated September 19, 2016)

Celanese US Holdings LLC

€750,000,000 1.125% Senior Notes due 2023
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Term Sheet
September 19, 2016

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	€750,000,000

Title of Securities:	1.125% Senior Notes due 2023 (the “Notes”)

Maturity:	September 26, 2023

Offering Price:	99.713%, plus accrued interest from September 26, 2016, if any.

Coupon:	1.125%

Yield to Maturity	1.168%

Spread to Benchmark Bund:	155.3 bps

Spread to Mid-Swap:	110 bps

Mid-Swap Yield:	0.068%

Benchmark Bund:	2.000% due August 15, 2023

Benchmark Bund Spot and Yield:	116.71; -0.385%

Interest Payment Dates:	September 26 of each year, commencing September 26, 2017

Record Dates:	September 11 of each year

Optional Redemption:	Make-whole call at Bund + 25 bps

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Merrill Lynch International Citigroup Global Markets Limited J.P. Morgan Securities plc

Co-Managers:	Barclays Bank PLC HSBC Bank plc MUFG Securities EMEA plc SMBC Nikko Capital Markets Limited

Trade Date:	September 19, 2016

Settlement Date:	September 26, 2016 (T+5)

We expect that delivery of the Notes will be made against payment therefor on or about the closing date as specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding two business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Distribution:	Registered Offering

Net Proceeds:
We estimate that the net proceeds from this offering of the Notes will be approximately €748 million ($841 million, based on a €/$ exchange rate of €1.00/$1.1243 as of September 15, 2016) before deducting underwriting discount and other estimated fees and expenses of this offering.

Clearing and Settlement:	Euroclear / Clearstream

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN / Common Code:	XS1492691008 / 149269100

Anticipated Listing:	New York Stock Exchange

Changes from Preliminary Prospectus Supplement
In addition to the pricing and trading information set forth above, the Preliminary Prospectus Supplement will be updated to reflect the following change (and other information is deemed to have changed to the extent affected thereby):
Interest on the Notes will be payable annually, in cash in arrears, on September 26 of each year, commencing September 26, 2017.
The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, Email: dg.prospectus_requests@baml.com; or Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, Telephone: 1-800-503-4611.
The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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